EXHIBIT 12

SONOCO PRODUCTS COMPANY

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended December 31
	2015	2014	2013	2012	2011
EARNINGS
Pretax income	$327,946	$325,707	$292,709	$283,006	$284,406
Add: Distributed income from affiliates	8,131	9,809	13,631	9,329	11,676
Add: Fixed charges	83,614	81,806	88,704	91,690	64,341
Add: Amortization of capitalized interest	3,244	3,449	2,677	2,450	2,341

Total Earnings	422,935	420,771	397,721	386,475	362,764
Less: Capitalized interest	(2,571)	(3,248)	(5,946)	(4,056)	(3,113)

Adjusted Earnings	$420,364	$417,523	$391,775	$382,419	$359,651

FIXED CHARGES
Interest expense	$56,973	$55,140	$59,913	$64,114	$41,832
Capitalized interest	2,571	3,248	5,946	4,056	3,113
Portion of rents representative of the interest factor	24,070	23,418	22,845	23,520	19,396

Total Fixed Charges	$83,614	$81,806	$88,704	$91,690	$64,341

Ratio of Earnings to Fixed Charges	5.03	5.10	4.42	4.17	5.59